[EVERSHEDS SUTHERLAND (US) LLP LETTERHEAD]

July 27, 2020

VIA EDGAR

Christopher Bellacicco, Esq.

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SuRo Capital Corp.

Registration Statement on Form N-2 Filed on July 2, 2020

File No. 333-239681

Dear Mr. Bellacicco:

On behalf of SuRo Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on July 20, 2020 with respect to the Company’s registration statement on Form N-2 (File No. 333-239681), filed with the SEC on July 2, 2020 (the “Registration Statement”), and the prospectus included therein. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement are referenced in the responses set forth below, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement filed with the SEC on July 27, 2020 (the “Amended Registration Statement”).

1.	Comment: The Staff refers to footnote 7 of the “Calculation of Registration Fee under the Securities Act of 1933” table on the front cover of the Registration Statement. Rule 415(a)(6) of the Securities Act of 1933, as amended (the “Securities Act”), permits the Company to carry forward the filing fee previously paid in connection with unsold securities from a prior registration statement if not more than three years have elapsed since such prior registration statement was filed. The prior registration statement to which the Company refers in footnote 7 for purposes of carrying forward a balance was filed on September 23, 2013. Please explain to the Staff how it is permissible for the Company to carry forward previously paid filing fees of unsold securities from the Company’s prior registration statement. If it is not permissible, please update the filing fee accordingly.

Response: The Company acknowledges the Staff’s comment and has deleted footnote 7 of the “Calculation of Registration Fee under the Securities Act of 1933” table and updated the amount of the registration fee accordingly.

2.	Comment: Please confirm that the Financial Industry Regulatory Authority (“FINRA”) has reviewed the proposed underwriting terms and arrangements of the offering and has no objections.

Chris Bellacicco Esq. July 27, 2020 Page 2

Response: The Company respectfully advises the Staff on a supplemental basis that, in connection with the filing of the Registration Statement and based on the information and documents submitted by the Company to FINRA’s Corporate Financing Department, FINRA’s Corporate Financing Department raises no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements.

3.	Comment: The Staff refers to the second paragraph under “SuRo Capital” on page 2 of the Registration Statement. Please consider briefly discussing why the Company chose to internalize its structure.

Response: The Company has revised the disclosure on page 2 of the Amended Registration Statement to reflect the Staff’s comment.

4.	Comment: The Staff refers to the following language in the fourth sentence of the second paragraph under the “Operating and Regulatory Structure” section on page 3 of the Registration Statement: “(or 150% if certain conditions are met).” Please revise the Registration Statement to explain (i) what those conditions are, (ii) whether the Company expects to meet them, and (iii) under what circumstances. On a supplemental basis, please inform the Staff whether the Company’s shareholders have approved the reduced asset coverage requirement of 150%.

Response: The Company has revised the disclosure on page 3 of the Amended Registration Statement to reflect the Staff’s comment. Further, the Company respectfully advises the Staff on a supplemental basis that the Company currently does not intend to seek stockholder approval or board approval to increase its leverage capacity pursuant to the conditions under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), as described on page 3 of the Registration Statement.

5.	Comment: The Staff refers to the third sentence under the section titled “Investment Targeting and Screening” on page 6 of the Registration Statement: “We evaluate potential portfolio companies across a spectrum of criteria, including industry positioning and leadership, stage of growth, path to profitability, and several other factors that collectively characterize our proprietary investment process.” Please describe the “several other factors” to which the Company is referring.

Response: The Company has revised the disclosure on page 6 of the Amended Registration Statement to reflect the Staff’s comment.

6.	Comment: The Staff refers to the Fees and Expenses table on page 11 of the Registration Statement. The Staff notes that the Company may make investments in private equity funds and hedge funds that are excluded from the definition of “investment company” under the1940 Act by Section 3(c)(1) or 3(c)(7) thereof, but must limit such investments to no more than 15% of the Company’s net assets. If the Company intends to invest in such private equity funds and/or hedge funds in an amount that would cause “acquired fund fees and expenses” payable by the Company to exceed one basis point, then please add that line item to the Fees and Expenses table.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to investment in private equity funds and/or hedge funds in an amount that would cause “acquired fund fees and expenses” payable by the Company to exceed one basis point.

7.	Comment: The last sentence of the first paragraph under the “Selected Financial and Other Data” section on page 15 of the Registration Statement refers to information incorporated by reference into the Registration Statement. As required by the Fixing America’s Surface Transportation Act, or the FAST Act, please provide a hyperlink to each document incorporated by reference. Please note that this comment applies to all documents incorporated by reference in the Registration Statement.

Chris Bellacicco Esq. July 27, 2020 Page 3

Response: The Company has revised the disclosure on pages 14, 15, 17, 25, 26, 27, 28, 29, 30 and 32 of the Amended Registration Statement to reflect the Staff’s comment.

8.	Comment: The Staff refers to the “Price Range of Common Stock and Distributions” section on page 21 of the Registration Statement. If the Company’s board of directors has taken any action to reduce the historical discount, please briefly describe and discuss the effects of such measures.

Response: The Company has revised the disclosure on page 21 of the Amended Registration Statement to reflect the Company’s discretionary open-market share repurchase program approved by the Company’s board of directors, including the purpose and intended outcome of such program.

9.	Comment: Item 8.3(b) of Form N-2 requires the Company to include a table illustrating the effect on return to a common stockholder of leverage. Please revise the “Senior Securities” section beginning on page 23 of the Registration Statement to include this table.

Response: The Company has revised the disclosure on page 24 of the Amended Registration Statement to reflect the Staff’s comment.

10.	Comment: The Staff refers to the “Portfolio Companies” section on page 26 of the Registration Statement. The Staff notes that the Company has holdings in portfolio companies that are greater than five percent of the Company’s total assets, but does not provide a description of such portfolio companies as required by Item 8.6(a) of Form N-2. Please revise the Registration Statement to provide a description of any holdings in portfolio companies that are greater than five percent of the Company’s total assets.

Response: The Company has revised the disclosure on page 26 of the Amended Registration Statement to reflect the Staff’s comment.

11.	Comment: Under the “Portfolio Management” section on page 27 of the Registration Statement, please include a discussion of the conflicts the Company may face, or alternatively, incorporate such discussion by reference.

Response: The Company has revised the disclosure on page 27 of the Amended Registration Statement to reflect the Staff’s comment.

12.	Comment: The Staff notes that the information incorporated by reference under the “Security Ownership of Certain Beneficial Owners and Management” section on page 31 of the Registration Statement is current as of April 15, 2020. Please note that Item 9.3 of Form N-2 requires that such information be current as of 30 days prior to the filing of the Registration Statement. Please revise the Registration Statement accordingly.

Response: The Company has revised the disclosure on page 31 of the Amended Registration Statement to reflect the Staff’s comment.

Chris Bellacicco Esq. July 27, 2020 Page 4

13.	Comment: The Staff refers to the following sentence in the second paragraph under the “Failure to Maintain our Qualification as a RIC” section on page 43 of the Registration Statement: “Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.” Please revise the Registration Statement to generally disclose any effects of paying distributions as a return of capital.

Response: The Company has revised the disclosure on page 44 of the Amended Registration Statement to reflect the Staff’s comment.

14.	Comment: The Staff refers to the last sentence of the second paragraph under the “Control Share Acquisitions” section on page 52 of the Registration Statement: “The SEC staff has issued informal guidance setting forth its position that certain provisions of the Control Share Act would, if implemented, violate Section 18(i) of the 1940 Act.” Please consider revising this sentence, as the SEC has withdrawn the Boulder no-action letter.

Response: The Company has revised the disclosure on page 53 of the Amended Registration Statement to reflect the Staff’s comment.

15.	Comment: The Staff refers to the “Incorporation of Certain Information by Reference” section on page 76 of the Registration Statement. On a supplemental basis, please confirm (i) that the Company intends to forward incorporate by reference any reports and other documents that the Company subsequently filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) into the Registration Statement, and (ii) that the reports and the other documents listed as incorporated by reference into the Registration Statement is comprehensive, or, if such list is not comprehensive, please update such list accordingly.

Response: The Company respectfully advises the Staff on a supplemental basis that (i) the Company intends to forward incorporate by reference any reports and other documents that the Company subsequently files with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act into the Registration Statement, and (ii) that the reports and other documents listed is a comprehensive list of the reports and other documents that the Company has filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Payam Siadatpour at (202) 383-0278, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Vincent DiStefano, Esq., Branch Chief

Mark D. Klein, Chief Executive Officer and President, SuRo Capital Corp.

Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP